5/19

04030295

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altai Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2950 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: dw
DAT : 5/24/04

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

RECEIVED
2004 MAY 19 A 9:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

AR/S
12-31-03

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2003

		2003		2002
ASSETS				
Current				
Cash	$	26,913	$	64,681
Marketable securities (Note 3)		32,018		30,768
Accounts receivable		1,617		1,827
		60,548		97,276
Share investment		–		6,250
Note receivable (Note 4)		546,903		546,903
Investment in subsidiaries (Note 5)		629,138		643,508
Interests in mining properties (Note 6)		1,007,210		1,007,172
Natural gas interests (Note 7)		1,444,245		1,370,104
Investment in technology project (Note 8)		1		1
Capital assets (Note 9)		–		108
Total Assets	$	3,688,045	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 10)	$	38,974	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 11)		9,243,232		9,147,232
Deficit		(5,594,161)		(5,513,587)
		3,649,071		3,633,645
Total liabilities and shareholders' equity	$	3,688,045	$	3,671,322

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board

"Niyazi Kacira"
Niyazi Kacira
President and CEO

"K. Sethu Raman"
K. Sethu Raman
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2003

		2003		2002
Revenue				
Investment and miscellaneous income	$	9,541	$	3,466
Interest earned on note receivable (Note 12)		53,195		242,163
		62,736		245,629
Expenses				
Administrative expenses		74,905		33,005
Provision for doubtful accounts (Note 12)		53,195		242,163
Write down investment in technology projects		–		1,029
Write down share investment		–		250
Prospecting and general		384		1,283
Amortization		108		835
		128,592		278,565
Net Income before share of net loss of equity investment		(65,856)		(32,936)
Share of net loss of equity investment		(14,718)		(83,638)
Net loss		(80,574)		(116,574)
Accumulated deficit, beginning of year		(5,513,587)		(5,397,013)
Accumulated deficit, end of year	$	(5,594,161)	$	(5,513,587)
Net loss per share	$	(0.003)	$	(0.005)
Weighted average number of shares outstanding		23,703,444		22,926,650

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

		2003		2002
Operating activities				
Net loss	$	(80,574)	$	(116,574)
Items not affecting cash				
Share of net loss of equity investment		14,718		83,638
Write down of share investment		–		250
Write down investment in technology projects		–		1,029
Amortization		108		835
Gain on sale of marketable securities		(5,405)		–
Decrease in accounts receivable		211		14,911
Decrease (increase) in accounts payable		1,297		(3,007)
Cash used in operating activities		(69,645)		(18,918)
Investing activities				
Deferred exploration expenditures		(38)		(801)
Proceeds on sale of marketable securities		10,405		–
Natural gas interests		(74,141)		(97,511)
Share investment		–		(6,500)
Investment in technology projects		–		(1,029)
Investment in subsidiaries		(349)		83,175
Cash used in investing activities		(64,123)		(22,666)
Financing activities				
Issue of shares		96,000		1,950
Cash provided by financing activities		96,000		1,950
Change in cash		(37,768)		(39,634)
Cash, beginning of year		64,681		104,315
Cash, end of year	$	26,913	$	64,681

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities

Marketable securities are carried at the lower of cost and market value.

(c) Interests in mining properties

Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) Natural gas interests

Natural gas interests are stated at cost and includes expenditures for carrying and retaining undeveloped properties.

(e) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

Equipment - over 5 years

(f) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(g) Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(h) **Earnings (loss) per share**
Net earnings (loss) per share is computed using the weighted average number of shares outstanding during the period.

(i) **Use of estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(j) **Income taxes**
Income taxes are accounted for using the future income tax method. Under this method Income taxes are recognized for the estimated Income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(k) **Stock based compensation**
Effective January 1, 2002 the Company adopted the new accounting recommendations relating to stock based compensation and other stock based payments as detailed in the Canadian Institute of Chartered Accountants handbook section 3870. CICA 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services applying the fair value method of accounting. As permitted by CICA 3870 the Company is using the intrinsic value method of accounting for stock options awarded to its employees and directors. On the date options on the Company's shares are granted to the employees, officers and directors no compensation will be recorded when the exercise price is equal to or greater than the market price of the shares. The application of CICA 3870 had no impact on the Company's consolidated financial statements.

3. Marketable securities

The marketable securities on hand at December 31, 2003 had a market value of $139,785 (2002–$108,122).

4. Note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

5. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Mabulao copper-gold property, Ticao limestone property, Samar gold property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew" and formerly Crew Development Corporation), through its wholly owned subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2003 and to date, Crew has not yet put the property into production.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

	2003	2002
40% equity shares and investment expenses	$ 963,112	$ 962,765
Share of net losses to date	(333,975)	(319,258)
	$ 629,137	$ 643,507

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

6. Interests in mining properties

	Balance, Beginning of Year	Expenditure	Balance, End of Year
Malartic Township, Quebec			
Property	$ 283,711	$ –	$ 283,711
Expenditure	723,461	–	723,461
Other Property			
Property	–	–	–
Expenditure	–	38	38
Total Mining Properties			
Property	$ 283,711	$ –	$ 283,711
Expenditure	723,461	38	723,499
	$ 1,007,172	$ 38	$ 1,007,210

Mining properties description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

Grevet rare earth property, Quebec
The Company has an option to purchase from two private parties a 100% equity interest in fifteen mining claims totalling 500 hectares (1,236 acres) in the Grevet and Franquet Townships of Quebec on or before April 30, 2004 subject to a 10% net profit interest to the vendors.

7. Natural gas interests

	Balance, Beginning of Year	Expenditure	Balance, End of Year
Lac St. Pierre property, Quebec	$ 1,370,104	$ 71,500	$ 1,441,604
Sorel property, Quebec	$ –	$ 2,641	$ 2,641
Total natural gas properties	$ 1,370,104	$ 74,141	$ 1,444,245

Natural gas properties description:

Lac St. Pierre natural gas property, Quebec
At the beginning of 2003 the Company owned a 52.47% working interest in five oil and gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2003 this working interest was 53.369%. The project partner, Petro St-Pierre Inc. ("PSP"), had 46.631% working interest at December 31, 2003. Mengold Resources Inc. ("Mengold" and formerly known as Menora Resources Inc.) holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Sorel natural gas property, Quebec
In July 2003, the Company and Petro St-Pierre Inc. ("PSP") acquired two oil and gas permits covering 49,455 hectares (122,200 acres) in the Sorel area of Quebec.

As at December 31, 2003 the Company owned 53.369% working interest in the property, while PSP had 46.631% working interest.

8. Investment in technology project

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

9. Capital assets

			2003	2002
	Cost	Accumulated Amortization	Net	Net
Equipment	$ 1,081	$ 1,081	$ –	$ 943

10. Accounts payable

Accounts payable includes $21,935 payable to an officer of the Company (2002 – $11,235).

11. Share capital

Authorized
An unlimited number of common shares of no par value.

Issued		**No. of shares**		**Amount**
Issued at December 31, 2002		22,933,554		$9,147,232
Issued for cash in 2003				
– private placement	750,000		$ 75,000	
– exercise of stock options	210,000	960,000	21,000	96,000
Issued at December 31, 2003		23,893,554		$9,243,232

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant. Two stock options to directors totalling 140,000 shares granted under the former 1987 and 1996 Stock Option Plans remain outstanding as at December 31, 2003.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2003, there were 300,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2002:

	Options outstanding		
	Number of shares		**Weighted average exercise price**
Balance at December 31, 2002	1,596,000	$	0.13
Granted	590,000		0.10
Exercised	(210,000)		0.10
Cancelled	(193,000)		0.37
Balance at December 31, 2003	1,783,000	$	0.10

The following table summarizes outstanding share options at December 31, 2003

Number of share options outstanding			**Expiry date**	**Weighted average exercise price**
Exercisable	**Unexercisable**	**Total**		
40,000	–	40,000*	May 13, 2004	$ 0.16
100,000	–	100,000*	October 10, 2004	0.10
993,000	–	993,000	August 18, 2007	0.10
60,000	–	60,000	October 31, 2007	0.10
10,000	–	10,000	March 18, 2008	0.10
–	450,000	450,000	April 10, 2005	0.10
–	100,000	100,000	June 17, 2008	0.10
30,000	–	30,000	August 10, 2008	0.10
1,233,000	550,000	1,783,000		$ 0.10

* granted under the 1987 and 1996 Stock Option Plans.

b) The 1,235,000 share purchase warrants, each allowing the warrant holder to purchase one common share of the Company at $0.15 per share, expired on October 9, 2003 without being exercised. There was no warrant outstanding at December 31, 2003.

c) At December 31, 2003, there were 219,667 escrowed common shares outstanding.

12. Interest earned on note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 4) and accordingly has been unable to meet its interest obligations to the Company.

The note plus total interest is capped at three times of the note principal, and that has been reached in March 2003.

13. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $39,000 (2002 – $72,000). These fees have been allocated to administrative expenses ($15,000) and resource properties ($24,000).

14. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

	2003	2002
Statutory rate	19.49%	19.49%
Loss before income taxes	$ (80,574)	$ (116,574)
Amortization per statements	108	835
Write down of share investment	–	250
Write down of investment in technology projects		1,029
Share of loss of equity investment	14,718	83,638
Non-taxed capital gain	(2,802)	–
Non-deductible (gain)/losses of subsidiaries	–	(5,939)
Loss for tax purposes	$ (68,550)	$ (36,761)

The Company has income tax losses in the amount of $579,000 (2002 - $905,000) and tax pools in the amount of $1,117,000 (2002 - $1,072,000) available to reduce future taxable income. The potential benefits of these amounts have not been reflected in these financial statements.

Income tax losses by year of expiry:

2004	$	212,000
2005		94,000
2006		27,000
2007		73,000
2008		67,000
2009		37,000
2010		69,000
	$	579,000

15. Subsequent Event

In April 2004 the Company and Petro St-Pierre Inc. ("PSP"), its joint venture partner in the Lac St. Pierre natural gas property ("Lac St. Pierre Property"), Quebec, have signed an agreement with Bolcar Energie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSX Venture"), to sell the Lac St. Pierre Property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share. The transaction is subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the agreement, and Bolcar having obtained minimum additional equity financing of $1.2 million.

Bolton & Bolton
Chartered Accountants
25 Oak crest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Unionville, Ontario
February 18, 2004
except as to note 15
which is as of April 8, 2004

"Bolton & Bolton"
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated February 18, 2004 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Unionville, Ontario
February 18, 2004
except as to note 15
which is as of April 8, 2004

"Bolton & Bolton"
Chartered Accountants

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2003

Dated April 23, 2004

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2003 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.369% owned (as at December 31, 2003) Lac St. Pierre natural gas property and the 53.369% owned (as at December 31, 2003) Sorel natural gas property, were maintained in good standing in 2003. The two permits of the Sorel property were acquired in 2003.

In 2003 , the Company has done little exploration work on its properties in the Philippines (owned by Altai Philippines Mining Corporation ("Altai Philippines") of which Altai owns 40% equity interest), but Altai Philippines has done some exploration work on the properties. Altai Philippines is in discussion with a major company from the Far East on possible joint venture/sale of its Sibuyan Island lateritic nickel-cobalt property.

PROPOSED TRANSACTION

With the strategy of focusing on mineral exploration and mining in the future and for the further exploration and development of its Lac St. Pierre natural gas and gas storage property, the Company has been pursuing efforts in 2003 for off balance sheet financing for that property. In April 2004, the Company and its joint venture partner in the property, Petro St-Pierre Inc., have signed an agreement with Bolcar Energie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSE Venture"), to sell the Lac St. Pierre property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share. The sale price is based on the adjusted fair market value before tax for the property acceptable to the Quebec Securities Commission. The transaction is subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the agreement, and Bolcar having obtained minimum additional equity financing of C$1.2 million.

The President of the Company is also a shareholder and a director of the Board of Bolcar. He owns 340,000 Bolcar shares as at April 23, 2004. As at that date, the number of issued and outstanding shares of Bolcar was 5,583,332.

OUTLOOK FOR 2004 AND BEYOND

The Company has currently adequate cash (from option anniversary payment and stock options) and marketable securities to keep its properties in good standing and fund its administrative expenses for at least two years. If the sale of the Lac St. Pierre natural gas property to Bolcar Energie Inc. closes and Bolcar becomes a viable entity, the Company will be financially sound for at least six to seven years.

Over the proceeding twelve months, the Company's efforts will be focused on three main endeavours:

1. Off balance sheet financing for the Sorel natural gas property in Quebec;

2. Trying to obtain value for the extensive property holdings in the Philippines which, with the exception of the Negros Island sulfur property, are not contributing any tangible returns at present. This will be done basically through:

a) selling some properties, e.g. the Ticao limestone property, and selling or optioning some other properties, e.g. the Lahuy gold property and the Sibuyan Island nickel property; and

b) using part of the proceeds from 2a) above to finance exploration work in the Mabulao copper-gold property, and the Bulan and Samar gold properties.

3. Acquisition of new properties. The Company receives a steady stream of property submittals from other companies. Altai favours the acquisition of base metal deposits of value and preferably open pittable gold deposits. New financing will be required for new acquisitions.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In 2003, the Company incurred a net loss of $80,574 including its share ($14,718) of the net loss of equity investment in Altai Philippines. The loss is mainly on administrative and corporate expenses which are considered to be relatively low for a junior public company.

During the year, the major sources of funding for its exploration work in the Lac St. Pierre natural gas property ($71,500) and other properties and for administration expenses came from a private placement of C$75,000 for 750,000 Altai common shares (of which 300,000 shares were flow-through shares) by an accredited investor in February, $21,000 from exercise of stock options, and receipt in December 2002 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines.

The marketable securities held by Altai, the main current asset of the Company and comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2003 compared to 2002 year end.

In March 2003 the note receivable from Altai Philippines plus its total interest (all denominated in Canadian currency) has reached its cap of three times of the note principal. Therefore both the note interest income and the corresponding provision for doubtful accounts for 2003 have been reduced to $53,195 compared to $242,163 for 2002.

SELECTED ANNUAL INFORMATION

		December. 31, 2003		December. 31, 2002		December. 31, 2001
Total revenue	$	62, 736	$	245,629	$	257,295
Net loss		80,574		116,574		2,049,969
Loss per share (Basic)		0.003		0.005		0.114
Loss per share (Diluted)		0.003		0.005		0.106
Total assets		3,688,045		3,671,322		3,788,953
Long term debt		Nil		Nil		Nil
Dividend paid		Nil		Nil		Nil
Weighted average number of shares outstanding						
Basic		23,703,444		22,926,650		18,043,556
Diluted		25,156,773		24,949,622		19,258,834

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2003	December 31	September 30	June 30	March 31
Revenue	$ 6,439	$ 1,084	$ 1,189	$ 54,024
Net loss	(53,925)	(290)	(2,694)	(23,665)
Net loss per share (Basic and diluted)	$ (0.002)	$ (0.000)	$ (0.000)	$ (0.001)
Weighted average number of shares				
Basic	23,703,444	23,703,444	23,650,184	23,610,732
Diluted	25,156,773	26,391,773	26,761,513	26,389,622

	Three Months Ended			
2002	December 31	September 30	June 30	March 31
Revenue	$ 67,804	$ 64,347	$ 57,041	$ 56,437
Net income (loss)	447	(32,264)	(52,907)	(31,850)
Net loss per share (Basic and diluted)	$ 0.00	$ 0.002	$ 0.002	$ 0.001
Weighted average number of shares				
Basic	22,926,650	22,926,650	22,926,650	22,918,554
Diluted	24,949,622	24,939,595	24,939,595	24,501,554

LIQUIDITY AND CAPITAL RESOURCES

The Company has no long term debt.

There is a lease on office rental renewable annually. The estimated total obligations for 2004 is $9,600.

RELATED PARTY TRANSACTIONS

Consulting services were provided by the two officers of the Company. Fees for such services amounted to $39,000 in 2003 compared to $72,000 in 2002.

FOURTH QUARTER OF 2003

During the quarter ended December 31, 2003, the Company disposed part of its marketable securities for a gain of $5,405.

OUTSTANDING SHARES

As of April 23, 2004, Altai's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	24,043,554	24,014,865
Share option	1,633,000	1,633,000
Common shares fully diluted	25.676,554	25,647,865

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

BC FORM 51.901F

RECEIVED
2004 MAY 19 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTAI RESOURCES INC.
REPORT FOR THE YEAR ENDED DECEMBER 31, 2003

Issuer Details

Name of Issuer:	Altai Resources Inc.	Telephone :	416 383-1328
For Year Ended :	December 31, 2003	Fax :	416 383-1686
Date of Report :	2004/05/17	E-Mail :	altai@arex.com
Address :	111 Lynedock Crescent Toronto, Ontario, Canada, M3A 2A7	Web Site :	www.altairesources.com
		Contact :	Maria Au, Secretary-Treasurer (Telephone: 416 383-1328, Email: altai@arex.com)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Niyazi Kacira"	Niyazi Kacira, Director	2004/05/17
"Maria Au"	Maria Au, Director	2004/05/17

SCHEDULE B : SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors :	Dr. Niyazi Kacira Maria Au Dr. Didier Pomerleau Dr. K. Sethu Raman Michael Hitch (Nominee)	Officers :	Dr. Niyazi Kacira – President and CEO Maria Au – Secretary-Treasurer

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2003

		2003		2002
ASSETS				
Current				
Cash	$	26,913	$	64,681
Marketable securities (Note 3)		32,018		30,768
Accounts receivable		1,617		1,827
		60,548		97,276
Share investment		–		6,250
Note receivable (Note 4)		546,903		546,903
Investment in subsidiaries (Note 5)		629,138		643,508
Interests in mining properties (Note 6)		1,007,210		1,007,172
Natural gas interests (Note 7)		1,444,245		1,370,104
Investment in technology project (Note 8)		1		1
Capital assets (Note 9)		–		108
Total Assets	$	3,688,045	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 10)	$	38,974	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 11)		9,243,232		9,147,232
Deficit		(5,594,161)		(5,513,587)
		3,649,071		3,633,645
Total liabilities and shareholders' equity	$	3,688,045	$	3,671,322

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board

"Niyazi Kacira"
Niyazi Kacira
President and CEO

"K. Sethu Raman"
K. Sethu Raman
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2003

		2003		2002
Revenue				
Investment and miscellaneous income	$	9,541	$	3,466
Interest earned on note receivable (Note 12)		53,195		242,163
		62,736		245,629
Expenses				
Administrative expenses		74,905		33,005
Provision for doubtful accounts (Note 12)		53,195		242,163
Write down investment in technology projects		–		1,029
Write down share investment		–		250
Prospecting and general		384		1,283
Amortization		108		835
		128,592		278,565
Net Income before share of net loss of equity investment		(65,856)		(32,936)
Share of net loss of equity investment		(14,718)		(83,638)
Net loss		(80,574)		(116,574)
Accumulated deficit, beginning of year		(5,513,587)		(5,397,013)
Accumulated deficit, end of year	$	(5,594,161)	$	(5,513,587)
Net loss per share	$	(0.003)	$	(0.005)
Weighted average number of shares outstanding		23,703,444		22,926,650

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003	2002
Operating activities		
Net loss	$ (80,574)	$ (116,574)
Items not affecting cash		
Share of net loss of equity investment	14,718	83,638
Write down of share investment	–	250
Write down investment in technology projects	–	1,029
Amortization	108	835
Gain on sale of marketable securities	(5,405)	–
Decrease in accounts receivable	211	14,911
Decrease (increase) in accounts payable	1,297	(3,007)
Cash used in operating activities	(69,645)	(18,918)
Investing activities		
Deferred exploration expenditures	(38)	(801)
Proceeds on sale of marketable securities	10,405	–
Natural gas interests	(74,141)	(97,511)
Share investment	–	(6,500)
Investment in technology projects	–	(1,029)
Investment in subsidiaries	(349)	83,175
Cash used in investing activities	(64,123)	(22,666)
Financing activities		
Issue of shares	96,000	1,950
Cash provided by financing activities	96,000	1,950
Change in cash	(37,768)	(39,634)
Cash, beginning of year	64,681	104,315
Cash, end of year	$ 26,913	$ 64,681

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities
Marketable securities are carried at the lower of cost and market value.

(c) Interests in mining properties
Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) Natural gas interests
Natural gas interests are stated at cost and includes expenditures for carrying and retaining undeveloped properties.

(e) Capital assets
Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

Equipment - over 5 years

(f) Financial instruments
All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(g) Foreign currency translation
Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(h) Earnings (loss) per share
Net earnings (loss) per share is computed using the weighted average number of shares outstanding during the period.

(i) Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(j) Income taxes
Income taxes are accounted for using the future income tax method. Under this method Income taxes are recognized for the estimated Income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(k) Stock based compensation
Effective January 1, 2002 the Company adopted the new accounting recommendations relating to stock based compensation and other stock based payments as detailed in the Canadian Institute of Chartered Accountants handbook section 3870. CICA 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services applying the fair value method of accounting. As permitted by CICA 3870 the Company is using the intrinsic value method of accounting for stock options awarded to its employees and directors. On the date options on the Company's shares are granted to the employees, officers and directors no compensation will be recorded when the exercise price is equal to or greater than the market price of the shares. The application of CICA 3870 had no impact on the Company's consolidated financial statements.

3. Marketable securities

The marketable securities on hand at December 31, 2003 had a market value of $139,785 (2002–$108,122).

4. Note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

5. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Mabulao copper-gold property, Ticao limestone property, Samar gold property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew" and formerly Crew Development Corporation), through its wholly owned subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2003 and to date, Crew has not yet put the property into production.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

	2003	2002
40% equity shares and investment expenses	$ 963,112	$ 962,765
Share of net losses to date	(333,975)	(319,258)
	$ 629,137	$ 643,507

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

6. **Interests in mining properties**

	Balance, Beginning of Year	Expenditure	Balance, End of Year
Malartic Township, Quebec			
Property	$ 283,711	$ –	$ 283,711
Expenditure	723,461	–	723,461
Other Property			
Property	–	–	–
Expenditure	–	38	38
Total Mining Properties			
Property	$ 283,711	$ –	$ 283,711
Expenditure	723,461	38	723,499
	$ 1,007,172	$ 38	$ 1,007,210

Mining properties description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

Grevet rare earth property, Quebec
The Company has an option to purchase from two private parties a 100% equity interest in fifteen mining claims totalling 500 hectares (1,236 acres) in the Grevet and Franquet Townships of Quebec on or before April 30, 2004 subject to a 10% net profit interest to the vendors.

7. Natural gas interests

	Balance, Beginning of Year	Expenditure	Balance, End of Year
Lac St. Pierre property, Quebec	$ 1,370,104	$ 71,500	$ 1,441,604
Sorel property, Quebec	$ –	$ 2,641	$ 2,641
Total natural gas properties	$ 1,370,104	$ 74,141	$ 1,444,245

Natural gas properties description:

Lac St. Pierre natural gas property, Quebec
At the beginning of 2003 the Company owned a 52.47% working interest in five oil and gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2003 this working interest was 53.369%. The project partner, Petro St-Pierre Inc. ("PSP"), had 46.631% working interest at December 31, 2003. Mengold Resources Inc. ("Mengold" and formerly known as Menora Resources Inc.) holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Sorel natural gas property, Quebec
In July 2003, the Company and Petro St-Pierre Inc. ("PSP") acquired two oil and gas permits covering 49,455 hectares (122,200 acres) in the Sorel area of Quebec.

As at December 31, 2003 the Company owned 53.369% working interest in the property, while PSP had 46.631% working interest.

8. Investment in technology project

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

9. Capital assets

			2003	2002
	Cost	Accumulated Amortization	Net	Net
Equipment	$ 1,081	$ 1,081	$ –	$ 943

10. Accounts payable

Accounts payable includes $21,935 payable to an officer of the Company (2002 – $11,235).

11. Share capital

Authorized
An unlimited number of common shares of no par value.

Issued		**No. of shares**		**Amount**
Issued at December 31, 2002		22,933,554		$9,147,232
Issued for cash in 2003				
– private placement	750,000		$ 75,000	
– exercise of stock options	210,000	960,000	21,000	96,000
Issued at December 31, 2003		23,893,554		$9,243,232

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant. Two stock options to directors totalling 140,000 shares granted under the former 1987 and 1996 Stock Option Plans remain outstanding as at December 31, 2003.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2003, there were 300,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2002:

	Options outstanding		
	Number of shares		**Weighted average exercise price**
Balance at December 31, 2002	1,596,000	$	0.13
Granted	590,000		0.10
Exercised	(210,000)		0.10
Cancelled	(193,000)		0.37
Balance at December 31, 2003	1,783,000	$	0.10

The following table summarizes outstanding share options at December 31, 2003

Number of share options outstanding			**Expiry date**	**Weighted average exercise price**
Exercisable	**Unexercisable**	**Total**		
40,000	–	40,000*	May 13, 2004	$ 0.16
100,000	–	100,000*	October 10, 2004	0.10
993,000	–	993,000	August 18, 2007	0.10
60,000	–	60,000	October 31, 2007	0.10
10,000	–	10,000	March 18, 2008	0.10
–	450,000	450,000	April 10, 2005	0.10
–	100,000	100,000	June 17, 2008	0.10
30,000	–	30,000	August 10, 2008	0.10
1,233,000	550,000	1,783,000		$ 0.10

* granted under the 1987 and 1996 Stock Option Plans.

b) The 1,235,000 share purchase warrants, each allowing the warrant holder to purchase one common share of the Company at $0.15 per share, expired on October 9, 2003 without being exercised. There was no warrant outstanding at December 31, 2003.

c) At December 31, 2003, there were 219,667 escrowed common shares outstanding.

12. Interest earned on note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 4) and accordingly has been unable to meet its interest obligations to the Company.

The note plus total interest is capped at three times of the note principal, and that has been reached in March 2003.

13. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $39,000 (2002 – $72,000). These fees have been allocated to administrative expenses ($15,000) and resource properties ($24,000).

14. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

	2003	2002
Statutory rate	19.49%	19.49%
Loss before income taxes	$ (80,574)	$ (116,574)
Amortization per statements	108	835
Write down of share investment	–	250
Write down of investment in technology projects		1,029
Share of loss of equity investment	14,718	83,638
Non-taxed capital gain	(2,802)	–
Non-deductible (gain)/losses of subsidiaries	–	(5,939)
Loss for tax purposes	$ (68,550)	$ (36,761)

The Company has income tax losses in the amount of $579,000 (2002 - $905,000) and tax pools in the amount of $1,117,000 (2002 - $1,072,000) available to reduce future taxable income. The potential benefits of these amounts have not been reflected in these financial statements.

Income tax losses by year of expiry:

2004	$	212,000
2005		94,000
2006		27,000
2007		73,000
2008		67,000
2009		37,000
2010		69,000
	$	579,000

15. Subsequent Event

In April 2004 the Company and Petro St-Pierre Inc. ("PSP"), its joint venture partner in the Lac St. Pierre natural gas property ("Lac St. Pierre Property"), Quebec, have signed an agreement with Bolcar Energie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSX Venture"), to sell the Lac St. Pierre Property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share. The transaction is subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the agreement, and Bolcar having obtained minimum additional equity financing of $1.2 million.

Bolton & Bolton
Chartered Accountants
25 Oak crest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Unionville, Ontario
February 18, 2004
except as to note 15
which is as of April 8, 2004

"Bolton & Bolton"
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated February 18, 2004 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Unionville, Ontario
February 18, 2004
except as to note 15
which is as of April 8, 2004

"Bolton & Bolton"
Chartered Accountants

SCHEDULE C : MANAGEMENT DISUCSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2003

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
FOR THE YEAR ENDED DECEMBER 31, 2003

Dated April 23, 2004

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2003 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.369% owned (as at December 31, 2003) Lac St. Pierre natural gas property and the 53.369% owned (as at December 31, 2003) Sorel natural gas property, were maintained in good standing in 2003. The two permits of the Sorel property were acquired in 2003.

In 2003 , the Company has done little exploration work on its properties in the Philippines (owned by Altai Philippines Mining Corporation ("Altai Philippines") of which Altai owns 40% equity interest), but Altai Philippines has done some exploration work on the properties. Altai Philippines is in discussion with a major company from the Far East on possible joint venture/sale of its Sibuyan Island lateritic nickel-cobalt property.

PROPOSED TRANSACTION

With the strategy of focusing on mineral exploration and mining in the future and for the further exploration and development of its Lac St. Pierre natural gas and gas storage property, the Company has been pursuing efforts in 2003 for off balance sheet financing for that property. In April 2004, the Company and its joint venture partner in the property, Petro St-Pierre Inc., have signed an agreement with Bolcar Energie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSE Venture"), to sell the Lac St. Pierre property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share. The sale price is based on the adjusted fair market value before tax for the property acceptable to the Quebec Securities Commission. The transaction is subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the agreement, and Bolcar having obtained minimum additional equity financing of C$1.2 million.

The President of the Company is also a shareholder and a director of the Board of Bolcar. He owns 340,000 Bolcar shares as at April 23, 2004. As at that date, the number of issued and outstanding shares of Bolcar was 5,583,332.

OUTLOOK FOR 2004 AND BEYOND

The Company has currently adequate cash (from option anniversary payment and stock options) and marketable securities to keep its properties in good standing and fund its administrative expenses for at least two years. If the sale of the Lac St. Pierre natural gas property to Bolcar Energie Inc. closes and Bolcar becomes a viable entity, the Company will be financially sound for at least six to seven years.

Over the proceeding twelve months, the Company's efforts will be focused on three main endeavours:

1. Off balance sheet financing for the Sorel natural gas property in Quebec;

2. Trying to obtain value for the extensive property holdings in the Philippines which, with the exception of the Negros Island sulfur property, are not contributing any tangible returns at present. This will be done basically through:

a) selling some properties, e.g. the Ticao limestone property, and selling or optioning some other properties, e.g. the Lahuy gold property and the Sibuyan Island nickel property; and

b) using part of the proceeds from 2a) above to finance exploration work in the Mabulao copper-gold property, and the Bulan and Samar gold properties.

3. Acquisition of new properties. The Company receives a steady stream of property submittals from other companies. Altai favours the acquisition of base metal deposits of value and preferably open pittable gold deposits. New financing will be required for new acquisitions.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In 2003, the Company incurred a net loss of $80,574 including its share ($14,718) of the net loss of equity investment in Altai Philippines. The loss is mainly on administrative and corporate expenses which are considered to be relatively low for a junior public company.

During the year, the major sources of funding for its exploration work in the Lac St. Pierre natural gas property ($71,500) and other properties and for administration expenses came from a private placement of C$75,000 for 750,000 Altai common shares (of which 300,000 shares were flow-through shares) by an accredited investor in February, $21,000 from exercise of stock options, and receipt in December 2002 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines.

The marketable securities held by Altai, the main current asset of the Company and comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2003 compared to 2002 year end.

In March 2003 the note receivable from Altai Philippines plus its total interest (all denominated in Canadian currency) has reached its cap of three times of the note principal. Therefore both the note interest income and the corresponding provision for doubtful accounts for 2003 have been reduced to $53,195 compared to $242,163 for 2002.

SELECTED ANNUAL INFORMATION

	December. 31, 2003	December. 31, 2002	December. 31, 2001
Total revenue	$ 62, 736	$ 245,629	$ 257,295
Net loss	80,574	116,574	2,049,969
Loss per share (Basic)	0.003	0.005	0.114
Loss per share (Diluted)	0.003	0.005	0.106
Total assets	3,688,045	3,671,322	3,788,953
Long term debt	Nil	Nil	Nil
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	23,703,444	22,926,650	18,043,556
Diluted	25,156,773	24,949,622	19,258,834

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2003	December 31	September 30	June 30	March 31
Revenue	$ 6,439	$ 1,084	$ 1,189	$ 54,024
Net loss	(53,925)	(290)	(2,694)	(23,665)
Net loss per share (Basic and diluted)	$ (0.002)	$ (0.000)	$ (0.000)	$ (0.001)
Weighted average number of shares				
Basic	23,703,444	23,703,444	23,650,184	23,610,732
Diluted	25,156,773	26,391,773	26,761,513	26,389,622

	Three Months Ended			
2002	December 31	September 30	June 30	March 31
Revenue	$ 67,804	$ 64,347	$ 57,041	$ 56,437
Net income (loss)	447	(32,264)	(52,907)	(31,850)
Net loss per share (Basic and diluted)	$ 0.00	$ 0.002	$ 0.002	$ 0.001
Weighted average number of shares				
Basic	22,926,650	22,926,650	22,926,650	22,918,554
Diluted	24,949,622	24,939,595	24,939,595	24,501,554

LIQUIDITY AND CAPITAL RESOURCES

The Company has no long term debt.

There is a lease on office rental renewable annually. The estimated total obligations for 2004 is $9,600.

RELATED PARTY TRANSACTIONS

Consulting services were provided by the two officers of the Company. Fees for such services amounted to $39,000 in 2003 compared to $72,000 in 2002.

FOURTH QUARTER OF 2003

During the quarter ended December 31, 2003, the Company disposed part of its marketable securities for a gain of $5,405.

OUTSTANDING SHARES

As of April 23, 2004, Altai's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	24,043,554	24,014,865
Share option	1,633,000	1,633,000
Common shares fully diluted	25.676,554	25,647,865

AT03BC.51901F (A TMD&A03)

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

RECEIVED
2004 MAY 19 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reporting Issuer Name: Altai Resources Inc.

Participation Fee for the Financial Year Ending: December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		23,893,554	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	0.0429167	
Market value of class or series	=	1,025,432	1,025,432 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			N.A. (B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B)	=		$1,025,432.00
Total fee payable in accordance with Appendix A of the Rule			$ 1,000.00
Reduction for transitional fee owing (see section 2.8 of the Rule)			

TOTAL FEE PAYABLE =

Total fee payable x Number of entire months remaining in current financial year after the date that the Rule comes into force / 12 = N.A.

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) N.A.

Form 52-109FT1

Certification of Annual Filings during Transition Period

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2003**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 17, 2004

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109FT1

Certification of Annual Filings during Transition Period

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2003**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 17, 2004

"Maria Au"

Signature
Secretary-Treasurer

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2004
(PREPARED BY MANAGEMENT)

		March 31, 2004 (UNAUDITED)		December 31, 2003 (AUDITED)
ASSETS				
Current				
Cash	$	55,094	$	26,913
Marketable securities (Note 2)		32,018		32,018
Accounts receivable		1,037		1,617
		88,149		60,548
Note receivable		546,903		546,903
Investment in subsidiaries (Note 3)		588,529		629,138
Interests in mining properties (Note 4)		1,007,579		1,007,210
Natural gas interests (Note 5)		1,456,349		1,444,245
Investment in technology projects		1		1
Total Assets	$	3,687,510	$	3,688,045
LIABILITIES				
Current				
Accounts payable (Note 6)	$	35,378		38,974
SHAREHOLDERS' EQUITY				
Share capital (Note 7)	$	9,258,232	$	9,243,232
Deficit		(5,606,100)		(5,594,161)
		3,652,132		3,649,071
Total liabilities and shareholders' equity	$	3,687,510	$	3,688,045

Approved on behalf of the Board

"Niyazi Kacira" Director   *"Maria Au"* Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

		March 31, 2004		March 31, 2003
Revenue				
Investment and miscellaneous income	$	1,050	$	829
Interest earned on note receivable		–		53,195
		1,050		54,024
Expenses				
Administrative expenses		12,131		3,092
Provision for doubtful accounts		–		53,195
Prospecting and general		77		70
Amortization		–		54
		12,208		56,411
Net loss before share of net loss of equity investment		(11,158)		(2,387)
Share of net loss of equity investment		(781)		(21,278)
Net loss		(11,939)		(23,665)
Accumulated deficit, beginning of period		(5,594,161)		(5,513,587)
Accumulated deficit, end of period	$	(5,606,100)	$	(5,537,252)
Net loss per share (weighted average)	$	($0.000)	$	($0.001)
Weighted average number of shares	$	24,014,865	$	22,918,554

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

		March 31, 2004		March 31, 2003
Operating activities				
Net loss	$	(11,939)	$	(23,665)
Items not affecting cash				
Share of net loss of equity investment		781		21,278
Write down investment in technology projects		–		–
Amortization		–		54
Decrease (increase) in accounts receivable		581		(4,968)
Increase (decrease) in accounts payable		(3,596)		(15,544)
Cash used in operating activities		(14,173)		(22,845)
Investing activities				
Deferred exploration expenditures		(369)		–
Natural gas interest		(12,104)		(44,502)
Investment in subsidiaries		39,827		(40)
Cash provided by (used in) investing activities		27,354		(44,542)
Financing activities				
Issue of shares		15,000		78,000
Cash provided by financing activities		15,000		78,000
Change in cash		28,181		10,613
Cash, beginning of period		26,913		64,681
Cash, end of period	$	55,094	$	75,294

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting polices which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at March 31, 2004 had a market value of $147,859 (December 31, 2003–$139,785).

3. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property, Samar gold property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at March 31, 2004, Crew has not yet put the property into production.

4. Interest in mining properties

	Balance, Beginning of Year	Expenditure	Balance, End of Period
Malartic Township, Quebec			
Property	$ 283,711	$ –	$ 283,711
Expenditure	723,461	–	723,461
Other Properties			
Property	$ –	$ –	$ –
Expenditure	38	369	407
	$ 1,007,210	$ 369	$ 1,007,579

5. Natural gas interests

	Balance, Beginning of Year	Expenditure	Balance, End of Period
Lac St. Pierre, Quebec			
Expenditure	$ 1,441,604	$ 3,934	$ 1,445,538
Sorel, Quebec			
Expenditure	$ 2,641	$ 8,170	$ 10,811
	$ 1,444,245	$ 12,104	$ 1,456,349

6. Accounts payable

Accounts payable includes $20,330 payable to an officer of the Company.

7. Share capital

Authorized
An unlimited number of common shares of no par value

Issued	**No. of shares**	**Amount**
Issued at December 31, 2003	23,893,554	$ 9,243,232
Issued for cash in 2004 - exercise of option	150,000	15,000
Issued at March 31, 2004	24,043,554	$ 9,258,232

a) On March 31, 2004, there were 1,633,000 option shares outstanding, with 140,000 option shares granted under the former 1987 and 1996 Stock Option Plans and 1,493,000 option shares granted under the existing 2002 Stock Option Plan, at prices ranging from $0.10 to $0.16 per share and with expiry dates ranging from May 13, 2004 to August 10, 2008.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

With the adoption of the fair value based method of accounting for stock options commencing January 1, 2004 as required by CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based Payments", the Company has no compensation expense as no stock options have been granted in the quarter ended March 31, 2004.

b) At March 31, 2004, there were 219,667 escrowed common shares outstanding.

8. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $7,000. These fees have been allocated to administrative expenses ($3,000) and investment in subsidiaries and resource properties ($4,000).

9. Subsequent event

In April 2004 the Company and Petro St-Pierre Inc. ("PSP"), its joint venture partner in the Lac St. Pierre natural gas property ("Lac St. Pierre Property"), Quebec, have signed an agreement with Bolcar Energie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSX Venture"), to sell the Lac St. Pierre Property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share. The transaction is subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the agreement, and Bolcar having obtained minimum additional equity financing of $1.2 million.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM51-102F1)

FOR THE THREE MONTHS ENDED MARCH 31, 2004

Dated April 27, 2004

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the three months ended March 31, 2004 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2003 ("2003 Annual MD&A") dated April 23, 2004 are relevant for the quarter under review and therefore readers are advised to read this with the 2003 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Corporation's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.369% owned (as at December 31, 2003) Lac St. Pierre natural gas property and the 53.369% owned (as at December 31, 2003) Sorel natural gas property, are maintained in good standing in 2004 to date.

PROPOSED TRANSACTION

In April 2004, the Company and its joint venture partner in the property, Petro St-Pierre Inc., have signed an agreement with Bolcar Energie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSE Venture") to sell the Lac St. Pierre property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share. The transaction is subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the agreement, and Bolcar having obtained minimum additional equity financing of C$1.2 million.

Please refer to 2003 Annual MD&A for further details.

OUTLOOK

Management still maintains the same outlook expressed in the 2003 Annual MD&A.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

For the quarter ended March 31, 2004, the Company incurred a net loss of $11,938 including its 40% share ($781) of the net loss of its equity investment in Altai Philippines Mining Corporation ("Altai Philippines") as compared to a net loss of $23,665 for the corresponding period in 2003. The loss is mainly due to general and administrative expenses.

During the quarter under review, the Company received its share (US$30,000) of the anniversary payment by Crew Gold Corporation on its option on the Negros Island sulfur property in the Philippines. In the first quarter of 2004 equity increased by $15,000 with an exercise of share option compared to an increase of $78,000 ($75,000 from a private placement and $3,000 from exercise of share option) in the corresponding period in 2003.

As the note receivable from Altai Philippines plus its total interest (all denominated in Canadian currency) has reached its cap of three times of the note principal in March 2003, therefore there is $0 for both the note interest income and the corresponding provision for doubtful accounts in 2004 compared to $53,195 for the first quarter of 2003.

During the quarter, the Company incurred $12,104 exploration expenditures on the two natural gas properties and $369 on other mineral properties compared to $44,502 exploration expenditures on the Lac St. Pierre gas property in the first quarter of 2003.

LIQUIDITY

With the receipt of its share (US$30,000) of the Negros Island sulfur property anniversary payment and the $15,000 share option exercise, the Company's cash position at March 31, 2004 is slightly better than that at the year end of 2003.

The Company has no long term debt.

RELATED PARTY TRANSACTIONS

Consulting services were provided by the two officers of the Company. Fees for such services amounted to $7,000 in the first quarter of 2004 compared to $15,000 for the corresponding period in 2003.

CHANGES IN ACCOUNTING POLICIES

With the adoption of the fair value based method of accounting for stock options commencing January 1, 2004 as required by CICA Handbook section 3870 "Stock–based Compensation and Other Stock-based Payments", the Company has no compensation expense as no stock options have been granted in the quarter ended March 31, 2004.

OUTSTANDING SHARES

As at March 31, 2004 and April 27, 2004, Altai's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	24,043,554	24,014,865
Share option	1,633,000	1,633,000
Common shares fully diluted	25.676,554	25,647,865

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **March 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2004

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **March 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2004

"Maria Au"

Signature
Secretary-Treasurer

ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") will be held on Friday, the 18th day of June, 2004 at Presidents' Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for its financial year ended December 31, 2003 together with the report of the auditors thereon;

2. To consider and if thought fit, pass a resolution authorizing the directors to issue or reserve for issuance up to 24 million common shares pursuant to private placement financings, including issuance of warrants, convertible debentures and other instruments;

3. To elect directors;

4. To appoint auditors and to authorize the directors to fix the remuneration of the auditors;

5. To transact such further or other business as may properly come before the meeting or any adjournments thereof.

The management information circular and the form of proxy accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS

Maria Au
Secretary-Treasurer

April 27, 2004

NOTES:

1. Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. The proxy must be received at the Corporation's office not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

2. Only shareholders of record at the close of business on the record date, May 12, 2004, will be entitled to vote at the meeting except to the extent that a person has transferred any common shares after that date and the transferee of such shares establishes proper ownership and demands not later than ten days before the meeting that his name be included in the list of shareholders in which case the transferee is entitled to vote his shares at the meeting.

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted herein, all information set forth in this Management Information Circular is as at April 23, 2004.

MANAGEMENT SOLICITATION

This Information Circular accompanies the Notice of Annual and Special Meeting of the Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") to be held on Friday, the 18th day of June, 2004, at Presidents' Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), and is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF THE CORPORATION of proxies for use at the meeting. The solicitation will be primarily by mail but proxies may also be solicited by employees or representatives of the Corporation by advertisement, by telephone, by telecopier or other telecommunications, including electronic display such as the Internet. The cost of such solicitation will be borne by the Corporation.

A PROXY IN THE FORM ENCLOSED WITH THE NOTICE OF MEETING CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The completed proxy must be deposited at the registered office of the Corporation not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholders, and if a shareholder specifies a choice with respect of any matter to be acted upon the common shares shall be voted accordingly.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or representatives of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote for him and on his behalf at the meeting or any adjournments thereof, other than the persons designated in the enclosed form of proxy, by striking out the printed names and filling in the name of such person in the blank space provided in the form of proxy, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's common shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such meeting, or any adjournments thereof, and upon any such deposit the proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented by properly executed proxies received by the Corporation in a timely manner will be voted or withheld from voting at the meeting in accordance with the instructions of the shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the common shares will be voted accordingly.

On any ballot that may be called for, the shares represented by proxies in favour of management will be voted or withheld from voting in each case in accordance with the specifications made by the shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR VOTE AGAINST OR WITHHOLD FROM VOTING IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH SUCH MATTER.

The form of proxy forwarded to shareholders with the notice of meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares, of which as at April 23, 2004, there were 24,043,554 common shares of the Corporation issued and outstanding.

Shareholders registered on the books of the Corporation at the close of business on the record date, May 12, 2004, are entitled to vote at the meeting, except to the extent that a shareholder transfers any of his shares after such record date, and the transferee (upon producing properly endorsed certificates evidencing ownership of such shares, or otherwise establishing that he owns such shares) demands, not later than ten days prior to the date of the meeting, that his name be included in the list of shareholders, then the transferee shall be entitled to vote his shares at the meeting.

To the knowledge of the directors and officers of the Corporation, there is one person/company beneficially owning, directly or indirectly, or exercising control or direction, of more than 10% of the issued and outstanding common shares of the Corporation. As at April 23, 2004, Niyazi Kacira beneficially/directly owns 4,753,902 common shares, representing approximately 19.7% of the issued and outstanding shares of the Corporation.

APPROVAL OF ISSUANCE OF UP TO 24,000,000 COMMON SHARES

In order to strengthen the working capital of the Corporation to develop the promising properties and projects in the Corporation's asset portfolio and to acquire and develop new properties, management may wish to undertake private placement financings including issuance of common shares, warrants, convertible debentures, and other instruments. The Board of Directors of the Corporation believes that it is in the best interest of the Corporation that the Board of Directors be provided with the flexibility to undertake private placement financings including issuance of common shares, warrants, convertible debentures and other instruments as market opportunities arise and as financial requirements dictate.

The policies of the TSX Venture Exchange provide that shareholder approval is required for a private placement financing including issuance of common shares, warrants, convertible debentures and other instruments which will result in or is part of a transaction involving a change in control or change in absolute control (equal to or greater than 50%) of the Corporation.

At the meeting, shareholders of the Corporation will be asked to consider and, if thought fit, to pass, with or without variation, a resolution, the text of which is set forth in Schedule A of this circular, authorizing the Board of Directors of the Corporation to proceed with private placement financings including issuance of common shares, warrants, convertible debentures and other instruments resulting in the issuance or reservation for issuance of up to 24,000,000 common shares of the Corporation during the period ending one year from the date of this annual and special meeting of the shareholders or until the next annual and special meeting of shareholders, whichever is earlier. Such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments will be subject to the following additional terms:

1. Each private placement financing including issuance of common shares, warrants, convertible debentures and other instruments will be carried out in accordance with the guidelines of the TSX Venture Exchange policies and applicable securities regulations;

2. Each private placement financing including issuance of common shares, warrants, convertible debentures and other instruments would not materially affect control of the Corporation or result in change in absolute control (equal to or greater than 50%) of the Corporation; and

3. The price per share of each common share issued or reserved for issuance pursuant to each private placement financing including issuance of warrants, convertible debentures and other instruments will not be lower than the closing market price on the TSX Venture Exchange on the trading day prior to the date notice is deemed given to the TSX Venture Exchange ("Market Price"), by the policy of the TSX Venture Exchange, less the applicable discount (the exercise price of warrants attached to private placements will not be less than the Market Price) as follows:

Market Price	*Maximum Discount Therefrom*
\$0.50 or less	25%
\$0.51 to \$2.00	20%
above \$2.00	15%

As well, the TSX Venture Exchange retains the discretion to decide whether or not a particular private placement will materially affect control of the Corporation, in which case specific shareholder approval may be required.

The Board of Directors, in its opinion, considers that there may be appropriate reasons for doing private placement financings in the coming year to develop some of the assets in the Corporation's portfolio, to acquire and develop new assets and to increase the working capital of the Corporation. Therefore it is seeking this authorization from the shareholders so as to enable it to do the private placement financings at the opportune timings.

This resolution requires confirmation by a majority of the votes cast at the Meeting. **It is intended that the shares represented by proxies solicited by management of the Corporation will be voted in favour of the resolution authorizing the Board of Directors to proceed with the resolution authorizing the issuance of up to 24,000,000 common shares during the period ending one year from the date of this meeting or until the next annual and special meeting of shareholders, whichever is earlier.**

ELECTION OF DIRECTORS

All the directors are elected annually. The Articles of the Corporation provide that the number of directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors.

Unless the shareholder directs that his shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as a director; should that occur for any reason prior to the meeting, the person(s) named in the proxy will vote for another nominee in their discretion. Each director elected will hold office until the next Annual Meeting or until his/her office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table states the names of all the persons proposed to be nominated for election as directors, their province of residence, all other positions and offices with the Corporation now held by them, their principal occupations and employment, the date upon which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly or controlled by each of them as of April 23, 2004.

Name, Municipality and Province of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Director Since	Altai Shares
NIYAZI KACIRA, Ph.D., P.Eng., MBA, FGAC * Toronto, Ontario President & CEO and Director	President & CEO of Altai Resources Inc.	2/05/1987	4,753,902
DIDIER POMERLEAU, MBA, LLM, Ph.D.* Toronto, Ontario Director	Senior Financial Analyst, Management Board Secretariat, Government of Ontario	5/07/2001	0
K. SETHU RAMAN, Ph.D., FGAC * Toronto, Ontario Director	President & Director of Holmer Gold Mines Limited	9/04/2001	2,000
REJEAN PAUL, P.Eng., Geoph. * Montreal, Quebec	Owner, Geophysics GPR International Inc. ("GPR"); President, GPR – July 2001 to present; Executive Vice President, GPR – April 1999 to July 2001	–	1,000,000 (1)
WILLIAM DENNING, MA * Toronto, Ontario	Senior Financial Analyst, Management Board Secretariat, Government of Ontario – 2003 to present; Staff Consultant, World Bank – 1998 to present	–	0
* MEMBERS OF THE AUDIT COMMITTEE			
(1) Geophysics GPR International Inc. owns 1,000,000 shares of the Corporation.			

The information concerning the number of shares owned has been furnished by the respective nominees who are all Canadian citizens.

Of the above five nominees, two are currently outside (non-management) directors of the Corporation.

Each of the persons named in the above table, except Rejean Paul and William Denning, was elected a director of the Corporation by vote of shareholders at the annual and special meeting held on June 18, 2003.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The policies of the TSX Venture Exchange, on which the Corporation's shares are listed, require disclosure on an annual basis of the approach to corporate governance by companies listed on such exchange. The TSX Venture Exchange policies require disclosure of the Corporation's system of corporate governance with reference to certain guidelines proposed by the TSX Venture Exchange policies, however, there is no requirement for the Corporation to comply with such TSX Venture Exchange guidelines.

GENERAL

The responsibility to oversee the conduct of the business and to guide management of the Corporation resides with the board of directors of the Corporation (the "Board"). The Board has not, in the past, instituted a formal approach to its corporate governance practices, due to its size and stage of development. As prescribed by the *Business Corporations Act* (Ontario), the mandate, duties and objectives of the Board are to manage or supervise the management of the business and affairs of the Corporation. In practice, Board approval is sought in respect to material decisions involving the business and affairs of the Corporation which are not routine and therefore not dealt with by management of the Corporation.

THE DIRECTORS

The proposed board of directors consists of five directors, including one officer of the Corporation, and four outside (non-management) directors. All outside directors can be considered "unrelated directors", which are generally defined as directors who are independent of management of the Corporation.

During the most recently completed fiscal year, the Board held eight meetings and passed several written resolutions. All members of the board who are nominated for re-election have attended at least 75 percent of the meetings of the board during their capacity as directors of the Corporation.

COMMITTEES

The only committee the Corporation presently has is an audit committee. The Board reviews on an annual basis its need to form any additional committees as may be necessary to assist the Board in discharging its duties.

The Board is required under the *Business Corporations Act* (Ontario) to elect annually from among its members an audit committee composed of at least three members. The proposed members of the Corporation's Audit Committee are Messrs. N. Kacira, D. Pomerleau, K. S. Raman, R. Paul and W. Denning, three of whom served on such committee during the most recently completed fiscal year.

RESPONSE TO SHAREHOLDERS COMMENTS AND CONCERNS

Management is available to shareholders to receive feedback and respond to questions or concerns on a prompt basis. It is available for any shareholder to contact the Corporation by telephone, fax, mail or email at its head office. The Board believes that the Corporation's approach to communicating with shareholders and other interest parties is both responsive and effective.

The Board believes that it carries out governance of the Corporation's affairs effectively, and will continue to review the Corporation's governance practices in view of the TSX Venture Exchange policies and make changes as are deemed appropriate.

EXECUTIVE COMPENSATION

The Corporation has two executive officers. The Corporation paid a total of $39,000 cash compensation to the two executive officers during the financial year ended December 31, 2003.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Niyazi Kacira	2003	-	-	24,000	-	-	-	-
President & CEO	2002	-	-	36,000	506,500 (1)	-	-	-
	2001	-	-	36,000	-	-	-	-

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Maria Au	2003	-	-	15,000	15,000[1]	-	-	-
Secretary-Treasurer	2002	-	-	36,000	85,000 [1]	-	-	-
	2001	-	-	36,000	-	-	-	-

[1] Each option entitles the holder to acquire the indicated number of Altai common shares in accordance with the 2002 Stock Option Plan.

OPTION GRANTS TO OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

Name	Securities Under Options Granted (#)	% of Total Options Granted to Officers/ Employees in 2003	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date Of Options
N. Kacira	-	-	-	-	-
M. Au	15,000	75	0.10	0.10	August 10, 2008

AGGREGATE OPTIONS EXERCISED BY OFFICERS IN THE FINANCIAL YEAR ENDED DECEMBER 31, 2003 AND OPTION VALUE

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) [1]		Value of Unexercised In-the-Money Options at Fiscal Year-End ($) [2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
N. Kacira	105,000	Nil	401,500	Nil	401,500	Nil
M. Au	Nil	Nil	100,000	Nil	100,000	Nil

[1] At December 31,2003 and as directors of the Corporation, Niyazi Kacira has 401,500 (at $0.10/share expiring August 18, 2007) unexercised exercisable shares option and Maria Au has 100,000 of such shares option (85,000 shares at $0.10/share expiring August 18, 2007 and 15,000 shares at $0.10/share expiring August 10, 2008).

[2] The difference between the closing price of Altai common shares on the TSX Venture Exchange on December 31, 2003 ($0.11) and the exercise price of any in-the-money unexercised options to acquire Altai common shares.

COMPENSATION OF DIRECTORS

The directors of the Corporation received no cash compensation in their capacity as directors during the financial year ended December 31, 2003.

OPTION GRANTS TO DIRECTORS WHO ARE NOT EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

Name of Director	Securities under Options Granted (#)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date of Options
Michael W. Hitch	100,000	0.10	0.09	June 17, 2008

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2003 there was no indebtedness to the Corporation by any director and officer.

APPOINTMENT OF AUDITORS

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the appointment of Bolton & Bolton, Chartered Accountants, 25 Oakcrest Avenue, Unionville, Ontario, as auditors of the Corporation and for the authorization of the directors to fix the remuneration of the auditors. Bolton & Bolton were first appointed auditors of the Corporation on December 31, 1991.

OTHER BUSINESS

The Management of the Corporation knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Management Information Circular and the Form of Proxy have been approved by the Board of Directors of the Corporation.

Maria Au
Secretary-Treasurer

April 27, 2004

SCHEDULE A

ISSUANCE OF UP TO 24,000,000 COMMON SHARES RESOLUTION

BE IT RESOLVED THAT:

1. The Directors of the Corporation be and they are hereby authorized to issue or reserve for issuance pursuant to private placement financings including issuance of common shares, warrants, convertible debentures and other instruments up to 24,000,000 common shares during the period ending one year from the date hereof or until the next annual and special meeting of shareholders, whichever is earlier, subject to the following additional terms:

(a) such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments will be carried out by the Corporation in accordance with the guidelines of the TSX Venture Exchange and applicable securities regulations;

(b) such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments would not materially affect control of the Corporation or result in change in absolute control (equal to or greater than 50%) of the Corporation; and

(c) the price per share of each common share issued or reserved for issuance pursuant to each private placement financing including issuance of warrants, convertible debentures and other instruments is not lower than the closing market price on the TSX Venture Exchange on the trading day prior to the date notice is deemed given to the TSX Venture Exchange ("Market Price"), by the policy of the TSX Venture Exchange, less the applicable discount (the exercise price of warrants attached to private placements will not be less than the Market Price) as follows:

Market Price	*Maximum Discount Therefrom*
$0.50 or less	25%
$0.51 to $2.00	20%
above $2.00	15%

2. This resolution is subject to the TSX Venture Exchange retaining the discretion to decide whether or not a particular private placement will materially affect control of the Corporation, in which case specific shareholder approval may be required.

3. The directors and/or officers of the Corporation be and they are hereby authorized and directed to execute and deliver under the corporate seal of the Corporation or otherwise all such documents and instruments and to do all such acts and things as in their opinion may be necessary or desirable to give effect to this resolution.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2003

Dated April 23, 2004

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2003 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.369% owned (as at December 31, 2003) Lac St. Pierre natural gas property and the 53.369% owned (as at December 31, 2003) Sorel natural gas property, were maintained in good standing in 2003. The two permits of the Sorel property were acquired in 2003.

In 2003 , the Company has done little exploration work on its properties in the Philippines (owned by Altai Philippines Mining Corporation ("Altai Philippines") of which Altai owns 40% equity interest), but Altai Philippines has done some exploration work on the properties. Altai Philippines is in discussion with a major company from the Far East on possible joint venture/sale of its Sibuyan Island lateritic nickel-cobalt property.

PROPOSED TRANSACTION

With the strategy of focusing on mineral exploration and mining in the future and for the further exploration and development of its Lac St. Pierre natural gas and gas storage property, the Company has been pursuing efforts in 2003 for off balance sheet financing for that property. In April 2004, the Company and its joint venture partner in the property, Petro St-Pierre Inc., have signed an agreement with Bolcar Energie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSE Venture"), to sell the Lac St. Pierre property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share. The sale price is based on the adjusted fair market value before tax for the property acceptable to the Quebec Securities Commission. The transaction is subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the agreement, and Bolcar having obtained minimum additional equity financing of C$1.2 million.

The President of the Company is also a shareholder and a director of the Board of Bolcar. He owns 340,000 Bolcar shares as at April 23, 2004. As at that date, the number of issued and outstanding shares of Bolcar was 5,583,332.

OUTLOOK FOR 2004 AND BEYOND

The Company has currently adequate cash (from option anniversary payment and stock options) and marketable securities to keep its properties in good standing and fund its administrative expenses for at least two years. If the sale of the Lac St. Pierre natural gas property to Bolcar Energie Inc. closes and Bolcar becomes a viable entity, the Company will be financially sound for at least six to seven years.

Over the proceeding twelve months, the Company's efforts will be focused on three main endeavours:

1. Off balance sheet financing for the Sorel natural gas property in Quebec;

2. Trying to obtain value for the extensive property holdings in the Philippines which, with the exception of the Negros Island sulfur property, are not contributing any tangible returns at present. This will be done basically through:

a) selling some properties, e.g. the Ticao limestone property, and selling or optioning some other properties, e.g. the Lahuy gold property and the Sibuyan Island nickel property; and

b) using part of the proceeds from 2a) above to finance exploration work in the Mabulao copper-gold property, and the Bulan and Samar gold properties.

3. Acquisition of new properties. The Company receives a steady stream of property submittals from other companies. Altai favours the acquisition of base metal deposits of value and preferably open pittable gold deposits. New financing will be required for new acquisitions.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In 2003, the Company incurred a net loss of $80,574 including its share ($14,718) of the net loss of equity investment in Altai Philippines. The loss is mainly on administrative and corporate expenses which are considered to be relatively low for a junior public company.

During the year, the major sources of funding for its exploration work in the Lac St. Pierre natural gas property ($71,500) and other properties and for administration expenses came from a private placement of C$75,000 for 750,000 Altai common shares (of which 300,000 shares were flow-through shares) by an accredited investor in February, $21,000 from exercise of stock options, and receipt in December 2002 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines.

The marketable securities held by Altai, the main current asset of the Company and comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2003 compared to 2002 year end.

In March 2003 the note receivable from Altai Philippines plus its total interest (all denominated in Canadian currency) has reached its cap of three times of the note principal. Therefore both the note interest income and the corresponding provision for doubtful accounts for 2003 have been reduced to $53,195 compared to $242,163 for 2002.

SELECTED ANNUAL INFORMATION

	December. 31, 2003	December. 31, 2002	December. 31, 2001
Total revenue	$ 62, 736	$ 245,629	$ 257,295
Net loss	80,574	116,574	2,049,969
Loss per share (Basic)	0.003	0.005	0.114
Loss per share (Diluted)	0.003	0.005	0.106
Total assets	3,688,045	3,671,322	3,788,953
Long term debt	Nil	Nil	Nil
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	23,703,444	22,926,650	18,043,556
Diluted	25,156,773	24,949,622	19,258,834

SUMMARY OF QUARTERLY RESULTS

		Three Months Ended						
2003		December 31		September 30		June 30		March 31
Revenue	$	6,439	$	1,084	$	1,189	$	54,024
Net loss		(53,925)		(290)		(2,694)		(23,665)
Net loss per share (Basic and diluted)	$	(0.002)	$	(0.000)	$	(0.000)	$	(0.001)
Weighted average number of shares								
Basic		23,703,444		23,703,444		23,650,184		23,610,732
Diluted		25,156,773		26,391,773		26,761,513		26,389,622

		Three Months Ended						
2002		December 31		September 30		June 30		March 31
Revenue	$	67,804	$	64,347	$	57,041	$	56,437
Net income (loss)		447		(32,264)		(52,907)		(31,850)
Net loss per share (Basic and diluted)	$	0.00	$	0.002	$	0.002	$	0.001
Weighted average number of shares								
Basic		22,926,650		22,926,650		22,926,650		22,918,554
Diluted		24,949,622		24,939,595		24,939,595		24,501,554

LIQUIDITY AND CAPITAL RESOURCES

The Company has no long term debt.

There is a lease on office rental renewable annually. The estimated total obligations for 2004 is $9,600.

RELATED PARTY TRANSACTIONS

Consulting services were provided by the two officers of the Company. Fees for such services amounted to $39,000 in 2003 compared to $72,000 in 2002.

FOURTH QUARTER OF 2003

During the quarter ended December 31, 2003, the Company disposed part of its marketable securities for a gain of $5,405.

OUTSTANDING SHARES

As of April 23, 2004, Altai's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	24,043,554	24,014,865
Share option	1,633,000	1,633,000
Common shares fully diluted	25.676,554	25,647,865

ALTAI RESOURCES INC.
2004 SUPPLEMENTAL MAILINGS

Rather than receiving annual and interim financial statements and the related Management's Discussion and Analysis (MD&A) by mail, shareholders may choose to access these reports at www.altairesources.com. Under securities regulations, holders may elect annually to receive annual and interim financial statements and the related MD&A by mail by completing and returning this form to the address noted below.

We are requesting also that, should our Company records be maintaining more than one account for your holdings, you allow us to consolidate your accounts.

In addition, we are requesting you to assist us in updating our lists for the mailing/faxing/emailing of other information on the Company to you by completing item 3 below.

For further information, please contact
ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website : http://www.altairesources.com

at03sml

SHAREHOLDER NAME: ______________________________ (Please print)
ADDRESS: ______________________________
____
PROVINCE/STATE : ______________ POSTAL/ZIP CODE : ______________
TELEPHONE : ______________ FAX : ______________
EMAIL: ______________________________

DATE : ______________ SIGNATURE : ______________

1) Please put my name on your **2004 Supplemental Mailing List** to receive Interim Financial Statements and the related MD&A. ☐
2) Please put my name on your **2004 Supplemental Mailing List** to receive Annual Financial Statements and the related MD&A ☐
2) Please consolidate my accounts Yes ☐ No ☐
3) Please
   a) continue to include my name ____
   b) add my name ____
   c) delete my name ____ on your other mailing list☐ fax list☐ email list☐
   d) amend my address ____ *
   e) amend my telephone # ____ *
   f) amend my fax # ____ *
   g) amend my email address ____ *

** To be ticked only if the previous address, telephone and fax numbers and email address provided to Altai are different from those completed below.*

Please return to:
ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7

at04sml

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

P R O X Y
SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS JUNE 18, 2004

The undersigned shareholder of **ALTAI RESOURCES INC.** (the "Corporation"), hereby appoints Niyazi Kacira, the President and CEO of the Corporation, OR INSTEAD OF ANY OF THE FOREGOING________________________________, as nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation to be held on the 18th day of June, 2004 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned was personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees designated above are directed to vote for or against, or withhold from voting, the shares registered in the name of the undersigned as specified below:

1. **VOTE FOR** ______ **VOTE AGAINST** ______ Resolution A (as described in the accompanying management information circular) authorizing the board of directors to issue or reserve for issuance up to 24 million common shares pursuant to private placement financings, including issuance of warrants, convertible debentures and other instruments within one year from June 18, 2004 or until the next annual and special meeting of shareholders, whichever is earlier.

2. On the election as directors of the following nominees:

	VOTE FOR	WITHHOLD VOTE
01 Niyazi KACIRA	______________	______________
02 Didier POMERLEAU	______________	______________
03 K. Sethu RAMAN	______________	______________
04 Rejean PAUL	______________	______________
05 William DENNING	______________	______________

3. **VOTE FOR** ______ **WITHHOLD VOTE** ______
on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

If any amendments or variations to the matters referred to or to any matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

This proxy is solicited by the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by striking out the printed names and inserting the name of his nominee in the blank space provided above for that purpose.

This proxy revokes and supersedes all proxies of earlier date.

____
SIGNATURE OF SHAREHOLDER

____
NAME OF SHAREHOLDER (Please print)

____
DATE

NOTES:
1. This proxy form must be signed and dated by the shareholder or his attorney authorized, under its seal or by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by the management of the Corporation.

2. **In the event that no specification has been made with respect to voting for or against the matter referred to in Item 1, voting for or withholding from voting in the election of directors, and the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, the proxy nominees are instructed to vote for such matters for the shares represented by this proxy.**

3. This proxy to be effective must be deposited at Altai Resources Inc., 111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 not less than one business day preceding the day of the meeting or any adjournment thereof at which such proxy is to be used.

03PROXY

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI

RESOURCES INC.

ANNUAL REPORT 2003

TO OUR SHAREHOLDERS

The audited consolidated financial statements for the year ended December 31, 2003 and summaries of technical information on various projects in which the Company has an interest are presented in this annual report. These are also accessible on the websites of SEDAR at <www.sedar.com> and of our own at <www.altairesources.com>.

The last twelve months

"Unbundling" of Altai's asset and "re-alignment" of our business model mentioned in my letter to shareholders in the 2002 annual report has started and is progressing albeit slowly. In April 2004 our Company and our joint venture partner in the Lac St. Pierre gas property, Petro St-Pierre Inc. ("PSP"), have signed an agreement with Bolcar Energie Inc. ("Bolcar") for the conditional sale of the Lac St. Pierre gas property for $7.9 million (our portion is about $4.2 million) payable in Bolcar common shares at 25 cents per share: Altai's portion will be 16,865,825 shares. For the sale to close, Bolcar has to be listed on the TSX Venture Exchange as a Tier 2 issuer and to have obtained a minimum additional equity financing of $1.2 million on or before October 7, 2004 in addition to Altai and Bolcar obtaining approvals from the TSX Venture Exchange and all applicable regulatory authorities on the transaction. I am optimistic that Bolcar will fulfill those conditions.

In 2003, Altai and PSP have acquired the adjacent Sorel gas property of 49,500 hectares. A report has been commissioned on this new project. The consultant will compile, interpret the existing information and recommend a course of action.

I came to the conclusion that in spite of rising energy prices and good results we announced on the Lac St. Pierre gas project, our gas assets are not contributing to our shareholders' value. Perhaps our audience is essentially mining and we intend to emphasize on that area of our business. Therefore we will very likely spin-off the Sorel project as well.

In the Philippines we have initiated discussion with a major company from the Far East to advance our Sibuyan lateritic nickel deposit. There is no agreement yet at the date of this letter.

Going Forward

We will continue, in cooperation with our affiliate Altai Philippines Mining Corporation, our efforts to sell some of our properties in the Philippines, and if we generate funds from such sales we intend to redeploy them in advancing the Mabulao (copper-gold), Samar (gold) and Bulan (gold) properties and updating the prefeasibility report carried out by the others on the Lahuy gold deposit in the Philippines in light of current costs and gold prices.

Altai gets a steady stream of project submittals from others and until recently we were reluctant to acquire new projects due to lack of funds and our low share price which will make new financing highly dilutive. Going forward we intend to be more aggressive in acquisitions. Recent markets have shown that even junior companies with very high number of shares trade at lofty levels as long as they have the "right" asset at the "right" places.

I take this opportunity to thank our shareholders, directors and consultants.

On Behalf of the Board

Dr. Niyazi Kacira
President and CEO
April 27, 2004

MINING PROPERTIES

CANADA

Altai Resources Inc. has interest in three properties in Canada.

Malartic Township Gold Property, Quebec

This 50% owned property of 120 hectares (300 acres) is located 10 km northeast of the town of Malartic, Val d'Or area, Quebec.

In 1989 Jean-Pierre Labelle, an independent consultant based in Noranda, Quebec prepared a pre-feasibility study entitled "Pre-Feasibility Study of the Abior Project, Malartic, Quebec" for the property.

The reserves were estimated by Mr. Labelle for veins Nos. 7, 11, 12 and 13 as:

Probable reserves: 135,406 m.t. at a grade of 13.9 g/t (uncut) or 6.98 g/t (cut).
Possible reserves : 120,566 m.t. at a grade of 12.6 g/t (uncut) or 6.50 g/t (cut).

For all the veins the resources calculated by consultant amount to 466,000 tonnes grading 7.11 g/t gold (513,900 tons grading 0.21 oz/t) cut. The resources are to a depth of 200 meters (600 feet). The deposit has not been explored below that depth.

The variability of the gold content is related to the occurrence of several high grade intersections bearing free gold.

The property is within the prolific Val d'Or gold camp. The auriferous quartz veins spaced at about 10 m intervals occur in sheared diorite. Apart from mineralized quartz stringers and veins, diorite breccia and "bedded" carbonate-albite material is associated with the gold mineralization. The property has potential for hosting similar ore bodies as found elsewhere in the Val d'Or camp.

The property needs additional exploration to test zones with the high gold grade.

Lac St. Pierre Gas And Gas Storage Property, Quebec

This property of five oil and gas permits aggregating to 73,700 hectares (182,100 acres) is located in the Sorel area, 100 kilometers east of Montreal in the industrial heartland of Quebec. The property is owned 53.369% by Altai and 46.631% by Petro St-Pierre Inc. ("PSP") of Montreal. To date approximately 40% of the property has been covered by seismic surveys. Twenty three shallow (less than 150 meters deep) gas targets have been outlined and two have been drilled with gas discoveries. One major deep target has been outlined. Paul Laroche, consulting geologist-geophysicist, has prepared an updated report (November 2003) on the property, including analysis of the results of the deep seismic survey. Highlights of the report are summarized below.

DEEP GAS TARGET

The deep (at depth of about 1,000 meters) exploration target, has been delineated. The target is a NE trending fault zone 24 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). The report points out that targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachian region of North America. Such targets are long and narrow.

In the Lac St. Pierre property, based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumption based on analogy with known deposits of similar type), the Consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer of closure (gas traps) and recommends a 1,300 meters deep well in the first phase of the exploration program, to reach the target and stratigraphically lower Beekmantown formation which elsewhere contains gas and oil. This deep target has not been drilled to date. Several wells drilled by others to the south and north of the target indicated gas.

SHALLOW GAS TARGET

With respect to shallow gas targets in Pleistocene (Quaternary era), the Consultant makes a number of useful observations and recommendations summarized below.

On the one third of the lake (Lac St. Pierre) that has been surveyed by the joint venture to date, he estimates total gas initially in place potential at 29.9 BCF but producible gas potential at 12 BCF. He also believes that producing gas from these small deposits under the lake may present logistical challenges due to icing of the St. Lawrence River (Lac St. Pierre is a widening of the river) and moving ice. He proposes some possible ways to overcome the challenges and recommends an engineering study to select the optimum solution.

RECOMMENDED WORK PROGRAM

The Consultant recommends a multiphase program consisting mostly of drilling and some seismic surveys at an estimated cost of $5 million. Most of the seismic surveys will be conducted on the land portion of the permits, particularly on Sorel Islands where no logistical challenge is anticipated in the production from eventual deposits.

Altai believes that the property has, over the long run, an unparalleled value as a gas storage site due to its location. The property is located 5 kilometers south of the TransCanada Pipeline. According to publicly available information, Point du Lac shallow reservoir facility of 0.8 BCF, located two kilometers NE of the property, generates $6.6 million revenue per year.

Altai and PSP have signed on April 8, 2004, an agreement with Bolcar Énergie Inc. ("Bolcar), of Montreal, for the conditional sale of the Lac St. Pierre property for $7.9 million payable in Bolcar common shares at 25 cents per share. Bolcar is a capital pool company quoted on the TSX Venture Exchange. The closing conditions to be satisfied on or before October 7, 2004 include the listing of Bolcar as a Tier 2 company on the TSX Venture Exchange. The transaction is subject to approvals of all applicable regulators and the TSX Venture Exchange.

Sorel Gas Property, Quebec

This property of two permits aggregating to 49,500 hectares (122,300 acres) is located adjacent to and to the south of Lac St. Pierre property. It was acquired in the summer of 2003. As at December 31, 2003, Altai owns 53.369% interest in this property and Petro St-Pierre Inc. has 46.631% interest. Roche Ltd., a consulting group, has been commissioned to compile all the existing data, interpret them and recommend, if warranted, an exploration program on these permits.

PHILIPPINES

Altai Resources Inc. has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, Altai may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, Altai will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to Altai until it recovers its past expenditures in the Philippines and 40% to Altai Philippines. After recovery of Altai's expenditures, proceeds will be shared equally.

Sibuyan Island Lateritic Nickel - Cobalt Property, Romblon

This property of 1,822 hectares (4,500 acres) is located on the Sibuyan Island, Province of Romblon, on the tidewaters of the Visayan Sea.

The property was explored in 1970's first by Pacific Metals Company and later by Mitsui Mining, both of Japan, in search for feed stock for the Japanese ferronickel smelting industry. Work for both companies was supervised by the same consultant. Based on 431 drill holes and test pits, the consultant estimated the resources at 19 million tonnes averaging 1.3% nickel at a cut-off grade of 1% nickel or 7.26 million tonnes at 1.6% Ni at a cutoff grade of 1.3% nickel. The material contains one pound of cobalt per tonne.

The potential to increase the resource by further exploration of the property is excellent.

Discussion are on going with an overseas major company to develop this deposit. The outcome of this discussion is not yet known at this time.

Lahuy Island Gold Property, Camarines Sur

This property of 1,377 hectares (3,400 acres) is located on the Lahuy Island in the Province of Camarines Sur.

It has a former gold producer (1936-1941), Treasure Island Mine, which was closed due to the Japanese invasion during the Second World War. The mine operated at rates of up to 250 tonnes per day and produced 66,000 oz of gold from two veins with an average grade of 14 g/t. The A-vein has been explored and developed by drifts down to the 1,150 feet level. Most of the production took place above the 400 feet level. An ore reserve/resource of similar grade exists below the 400 feet level. Since the war, only small scale high grade gouging operations were carried out in the upper part of the vein systems by the local people. In 1987, an Australian exploration company, the Genoa Group, explored the veins and a zone of disseminated mineralization by completing 3,800 meters of diamond drilling. The exploration program was supervised by a well-known Australian consulting firm, Robertson Research Minerals Ltd. (now Amco Robertson Mineral Services Ltd.).

In 1988, Minproc Engineers Pty Ltd., an Australian consulting firm, evaluated the historical mining data and the results of the 1987 drill program and concluded that in the A-vein the measured, indicated and inferred reserves/resources amount to 174,000 tonnes with a grade of 13 g/t gold. According to Minproc Engineers, the potential resource in the A and B veins, down to a depth of 200 meters, is estimated to be 434,000 tonnes, also at 13 g/t. In the zone of disseminated mineralization, the indicated resource is 214,000 tonnes grading 2.46 g/t gold and the potential resource is 5 to 10 million tonnes of similar grade.

PHILIPPINE PROJECTS



120°
125°
N
Luzon
Gold bearing Areas
Philippine Sea
MABULAO PROJECT (Copper-Gold)
LAHUY PROJECT (Gold)
15°
South China Sea
Manila
BULAN PROJECT (Gold)
TICAO PROJECT (Limestone)
Mindoro
Panay
Samar
SAMAR PROJECT (Gold-Platinum)
SIBUYAN PROJECT (Nickel-Cobalt)
Palawan
10°
Negros
NEGROS PROJECT (Sulphur-Gold)
Sulu Sea
Mindanao
300 kilometres
Celebes Sea

Map showing geographic locations of Altai Resources Inc. projects and their relative position to known gold bearing areas of the Philippine Archipelago

Negros Island Sulfur Property, Negros Oriental

This property of 4,052 hectares (10,000 acres) is located 15 km north of the city of Dumaguete, Negros Island, Province of Negros Oriental, and 3 km from the tidewaters of the Visayan Sea. The property was extensively explored in the 1960's, mostly by Benguet Corporation; 178 drill holes totaling about 24,500 meters were completed. In the 1970's ore reserve estimates were prepared by G. R. Oca, a Philippine consultant, and by the Philippine Bureau of Mines. Both studies indicate that there are about 59 million tonnes of mineable resources and 24 million tonnes of measured resources (drill indicated resources). The latter was left out of the open pit design by the consultant. Both the mineable and measured resources grade about 30% sulfur in native and sulfide form. The deposit is mineable by open pit and has a very low waste to ore ratio. There is an excellent potential to increase the combined reserve/resource to well over 100 million tonnes. The deposit has sufficient resources to support a large fertilizer plant or metallurgical plants. At present there is no sulfur production in the Philippines; all the sulfur is imported.

In 1998, Crew Minerals Philippines Inc. ("Crew" and formerly Mindex Resources Development, Inc.), a wholly-owned subsidiary of Crew Gold Corporation, a TSX listed company, signed an option agreement to put the property into production for 75% net profit interest (NPI), while Altai Philippines will be carried at 25% NPI. In late 2002, Altai Philippines and Crew signed an amendment to the option agreement, revising the payment terms of the agreement. Altai Philippines will receive yearly advance royalty payments which will rise to US$125,000/year by January 2007 and thereafter, until the property reaches a production rate of at least 50,000 tonnes/month. Crew has the option to buy, at any time, Altai Philippines' NPI for US$750,000 on or before January 2007 and for US$1 million thereafter. The revision was made in consideration of the current world market conditions for sulfur and at the request of Crew. To date, Crew has not yet put the property into production. In 2004, Crew will carry out work at the property.

Mabulao Copper-Gold Property, Camarines Norte

This property of 8,262 hectares (20,400 acres) is within the Larap-Paracale mining district, Camarines Norte Province, Luzon Island. The district has a long history of gold mining which dates back to the 16th century. The area had 12 producing gold mines in the late 1930's; it is one of the most productive gold mining camps in the Philippines. Within the area of the property there is one small past producing gold mine: the Opeso Gold Mine.

In addition to gold, the district has numerous porphyry copper and skarn occurrences. The presence of widespread copper mineralization within the Mabulao property suggests that there is also potential for the discovery of porphyry copper deposits. Some of these porphyry and skarn mineralizations were partially explored by previous owners in the 1970's using geophysical surveys and drilling. The results of this preliminary exploration were encouraging. Porphyry copper type disseminated mineralization was detected in three mineralized centers.

Altai's surface exploration programs carried out in 1996 and 1997 resulted in the discovery of additional copper and gold occurrences and in the delineation of copper and gold geochemical anomalies. These are attractive exploration targets which remain to be tested.

Ticao Limestone Property, Masbate

This property of 2,500 hectares (6,200 acres) is located on the island of Ticao in Masbate Province. There are abundant exposures of a thick limestone unit adjacent to a shale deposit. Though the property has no established reserve or resource, the presence of large and abundant limestone outcrops suggests a large resource potential in the order of at least 150 million tonnes of limestone.

Altai Philippines carried out site visits and sampled the limestone and shale deposits. The limestone is of high purity, suitable for the manufacture of cement. Certain portions of the deposit are also suitable for use as filler in the paper, plastic and rubber industries. The combination of pure limestone and shale and the possibility of inexpensive transportation by sea would provide an ideal source of raw material for the manufacture of cement.

Ticao Island Cement Corporation ("Ticao") (the private Philippine company which signed a letter of intent in 1997 to purchase the property for US$1 million but had to let the agreement expired later since it could not finance the project due to the economic downturn in SE Asia at that tiime) reportedly conducted some geotechnical work on the deposit (results are not available to Altai). Ticao commissioned R.G. Abiera and Associates ("RGA"), Mandaluyong City, Philippines to carry out a scoping study on the economics of setting up a cement plant on this property. RGA estimated that the optimum plant size will have a yearly production capacity of 1.2 million tons of Portland cement. The capital cost was estimated at US$275 million with a payback period of two years.

Altai Resources Inc. intends to sell the property. As yet, there are no expenditures required to keep the MPSA application in good standing.

Samar Gold Property, Eastern Samar

This property of 3,900 hectares (9,650 acres) is located on southeastern Samar Island, in the Province of Eastern Samar. There is artisanal gold mining activity in the area; gold is panned from lateritic soil and from alluvial deposits.

In 1987, Minimax Mineral Exploration Corp. ("Minimax") carried out exploration on behalf of Baron Mineral Exploration Corp. of Australia. According to Minimax, in the area where the gold panners are active, there are boulders of vein quartz, hydrothermally altered rocks and silicified breccias in the creekbeds. The deeply incised creeks expose intensely altered rocks which may be the source of gold panned from the alluvial sediments. The property has excellent exploration potential for finding a lateritic gold deposit.

Minimax also reported that an unidentified white metallic mineral was at times found by the gold panners. This was thought to be platinum or a platinum group metal. Historical assay data pertaining to a sample of pan concentrate presumably taken from the Samar property in 1993, indicate platinum as well as palladium, iridium and osmium.

Planned reconnaissance exploration program will involve a search for both gold and platinum group metals.

Bulan Gold Property, Sorsogon

This property of 3,000 hectares (7,400 acres) is located on the Bicol Peninsula, at the south end of Luzon Island, Province of Sorsogon. In the 1991 to 1993 period, the Philippine Government carried out reconnaissance and semi-detailed geochemical surveys. Large gold-silver geochemical anomalies were detected and floats of hydrothermally altered, gold-mineralized rocks were found within the area of the property. The silica and clay alteration is typical of epithermal deposits. Boulders of mineralized rocks found in creekbeds assayed up to 1.44 g/t gold.

The property has potential for the discovery of bulk mineable low grade gold mineralization.

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2003

		2003		2002
ASSETS				
Current				
Cash	$	26,913	$	64,681
Marketable securities (Note 3)		32,018		30,768
Accounts receivable		1,617		1,827
		60,548		97,276
Share investment		–		6,250
Note receivable (Note 4)		546,903		546,903
Investment in subsidiaries (Note 5)		629,138		643,508
Interests in mining properties (Note 6)		1,007,210		1,007,172
Natural gas interests (Note 7)		1,444,245		1,370,104
Investment in technology project (Note 8)		1		1
Capital assets (Note 9)		–		108
Total Assets	$	3,688,045	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 10)	$	38,974	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 11)		9,243,232		9,147,232
Deficit		(5,594,161)		(5,513,587)
		3,649,071		3,633,645
Total liabilities and shareholders' equity	$	3,688,045	$	3,671,322

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board

Niyazi Kacira
President and CEO

K. Sethu Raman
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2003

		2003		2002
Revenue				
Investment and miscellaneous income	$	9,541	$	3,466
Interest earned on note receivable (Note 12)		53,195		242,163
		62,736		245,629
Expenses				
Administrative expenses		74,905		33,005
Provision for doubtful accounts (Note 12)		53,195		242,163
Write down investment in technology projects		–		1,029
Write down share investment		–		250

	2003		2002
Prospecting and general		384		1,283
Amortization		108		835
		128,592		278,565
Net Income before share of net loss of equity investment		(65,856)		(32,936)
Share of net loss of equity investment		(14,718)		(83,638)
Net loss		(80,574)		(116,574)
Accumulated deficit, beginning of year		(5,513,587)		(5,397,013)
Accumulated deficit, end of year	$	(5,594,161)	$	(5,513,587)
Net loss per share	$	(0.003)	$	(0.005)
Weighted average number of shares outstanding		23,703,444		22,926,650

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

		2003		2002
Operating activities				
Net loss	$	(80,574)	$	(116,574)
Items not affecting cash				
Share of net loss of equity investment		14,718		83,638
Write down of share investment		–		250
Write down investment in technology projects		–		1,029
Amortization		108		835
Gain on sale of marketable securities		(5,405)		–
Decrease in accounts receivable		211		14,911
Decrease (increase) in accounts payable		1,297		(3,007)
Cash used in operating activities		(69,645)		(18,918)
Investing activities				
Deferred exploration expenditures		(38)		(801)
Proceeds on sale of marketable securities		10,405		–
Natural gas interests		(74,141)		(97,511)
Share investment		–		(6,500)
Investment in technology projects		–		(1,029)
Investment in subsidiaries		(349)		83,175
Cash used in investing activities		(64,123)		(22,666)
Financing activities				
Issue of shares		96,000		1,950
Cash provided by financing activities		96,000		1,950
Change in cash		(37,768)		(39,634)
Cash, beginning of year		64,681		104,315
Cash, end of year	$	26,913	$	64,681

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities

Marketable securities are carried at the lower of cost and market value.

(c) Interests in mining properties

Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) Natural gas interests

Natural gas interests are stated at cost and includes expenditures for carrying and retaining undeveloped properties.

(e) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

Equipment - over 5 years

(f) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(g) Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(h) Earnings (loss) per share

Net earnings (loss) per share is computed using the weighted average number of shares outstanding during the period.

(i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(j) **Income taxes**

Income taxes are accounted for using the future income tax method. Under this method Income taxes are recognized for the estimated Income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(k) **Stock based compensation**

Effective January 1, 2002 the Company adopted the new accounting recommendations relating to stock based compensation and other stock based payments as detailed in the Canadian Institute of Chartered Accountants handbook section 3870. CICA 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services applying the fair value method of accounting. As permitted by CICA 3870 the Company is using the intrinsic value method of accounting for stock options awarded to its employees and directors. On the date options on the Company's shares are granted to the employees, officers and directors no compensation will be recorded when the exercise price is equal to or greater than the market price of the shares. The application of CICA 3870 had no impact on the Company's consolidated financial statements.

3. Marketable securities

The marketable securities on hand at December 31, 2003 had a market value of $139,785 (2002–$108,122).

4. Note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

5. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Mabulao copper-gold property, Ticao limestone property, Samar gold property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew" and formerly Crew Development Corporation), through its wholly owned subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2003 and to date, Crew has not yet put the property into production.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

	2003	2002
40% equity shares and investment expenses	$ 963,112	$ 962,765
Share of net losses to date	(333,975)	(319,258)
	$ 629,137	$ 643,507

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

6. **Interests in mining properties**

	Balance, Beginning of Year	Expenditure	Balance, End of Year
Malartic Township, Quebec			
Property	$ 283,711	$ –	$ 283,711
Expenditure	723,461	–	723,461
Other Property			
Property	–	–	–
Expenditure	–	38	38
Total Mining Properties			
Property	$ 283,711	$ –	$ 283,711
Expenditure	723,461	38	723,499
	$ 1,007,172	$ 38	$ 1,007,210

Mining properties description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

Grevet rare earth property, Quebec
The Company has an option to purchase from two private parties a 100% equity interest in fifteen mining claims totalling 500 hectares (1,236 acres) in the Grevet and Franquet Townships of Quebec on or before April 30, 2004 subject to a 10% net profit interest to the vendors.

7. **Natural gas interests**

	Balance, Beginning of Year	Expenditure	Balance, End of Year
Lac St. Pierre property, Quebec	$ 1,370,104	$ 71,500	$ 1,441,604
Sorel Property, Quebec	$ –	$ 2,641	$ 2,641
Total Natural Gas Properties	$ 1,370,104	$ 74,141	$ 1,444,245

Natural gas properties description:

Lac St. Pierre natural gas property, Quebec
At the beginning of 2003 the Company owned a 52.47% working interest in five oil and gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2003 this working interest was 53.369%. The project partner, Petro St-Pierre Inc. ("PSP"), had 46.631% working interest at December 31, 2003. Mengold Resources Inc. ("Mengold" and formerly known as Menora Resources Inc.) holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Sorel natural gas property, Quebec
In July 2003, the Company and Petro St-Pierre Inc. ("PSP") acquired two oil and gas permits covering 49,455 hectares (122,200 acres) in the Sorel area of Quebec.

As at December 31, 2003 the Company owned 53.369% working interest in the property, while PSP had 46.631% working interest.

8. **Investment in technology project**

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

9. Capital assets

			2003	2002
	Cost	Accumulated Amortization	Net	Net
Equipment	$ 1,081	$ 1,081	$ –	$ 943

10. Accounts payable

Accounts payable includes $21,935 payable to an officer of the Company (2002 – $11,235).

11. Share capital

Authorized
An unlimited number of common shares of no par value.

Issued		No. of shares		Amount
Issued at December 31, 2002		22,933,554		$9,147,232
Issued for cash in 2003				
– private placement	750,000		$ 75,000	
– exercise of stock options	210,000	960,000	21,000	96,000
Issued at December 31, 2003		23,893,554		$9,243,232

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant. Two stock options to directors totalling 140,000 shares granted under the former 1987 and 1996 Stock Option Plans remain outstanding as at December 31, 2003.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2003, there were 300,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2002:

	Options outstanding	
	Number of shares	Weighted average exercise price
Balance at December 31, 2002	1,596,000	$ 0.13
Granted	590,000	0.10
Exercised	(210,000)	0.10
Cancelled	(193,000)	0.37
Balance at December 31, 2003	1,783,000	$ 0.10

The following table summarizes outstanding share options at December 31, 2003

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		
40,000	–	40,000*	May 13, 2004	$ 0.16
100,000	–	100,000*	October 10, 2004	0.10
993,000	–	993,000	August 18, 2007	0.10
60,000	–	60,000	October 31, 2007	0.10
10,000	–	10,000	March 18, 2008	0.10
–	450,000	450,000	April 10, 2005	0.10
–	100,000	100,000	June 17, 2008	0.10
30,000	–	30,000	August 10, 2008	0.10
1,233,000	550,000	1,783,000		$ 0.10

* granted under the 1987 and 1996 Stock Option Plans.

b) The 1,235,000 share purchase warrants, each allowing the warrant holder to purchase one common share of the Company at $0.15 per share, expired on October 9, 2003 without being exercised. There was no warrant outstanding at December 31, 2003.

c) At December 31, 2003, there were 219,667 escrowed common shares outstanding.

12. Interest earned on note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 4) and accordingly has been unable to meet its interest obligations to the Company.

The note plus total interest is capped at three times of the note principal, and that has been reached in March 2003.

13. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $39,000 (2002 – $72,000). These fees have been allocated to administrative expenses ($15,000) and resource properties ($24,000).

14. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

	2003	2002
Statutory rate	19.49%	19.49%
Loss before income taxes	$ (80,574)	$ (116,574)
Amortization per statements	108	835
Write down of share investment	–	250
Write down of investment in technology projects		1,029
Share of loss of equity investment	14,718	83,638
Non-taxed capital gain	(2,802)	–
Non-deductible (gain)/losses of subsidiaries	–	(5,939)
Loss for tax purposes	$ (68,550)	$ (36,761)

The Company has income tax losses in the amount of $579,000 (2002 - $905,000) and tax pools in the amount of $1,117,000 (2002 - $1,072,000) available to reduce future taxable income. The potential benefits of these amounts have not been reflected in these financial statements.

Income tax losses by year of expiry:

2004	$ 212,000
2005	94,000
2006	27,000
2007	73,000
2008	67,000
2009	37,000
2010	69,000
	$ 579,000

15. Subsequent Event

In April 2004 the Company and Petro St-Pierre Inc. ("PSP"), its joint venture partner in the Lac St. Pierre natural gas property ("Lac St. Pierre Property"), Quebec, have signed an agreement with Bolcar Énergie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSX Venture"), to sell the Lac St. Pierre Property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share. The transaction is subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the agreement, and Bolcar having obtained minimum additional equity financing of $1.2 million.

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Bolton & Bolton
Chartered Accountants
Unionville, Ontario
February 18, 2004 except as to note 15 which is as of April 8, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated February 18, 2004 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Bolton & Bolton
Chartered Accountants
Unionville, Ontario
February 18, 2004 except as to note 15 which is as of April 8, 2004

CORPORATE INFORMATION

DIRECTORS:	Dr. Niyazi Kacira Maria Au Dr. Didier Pomerleau Dr. K. Sethu Raman Michael W. Hitch (Nominee)
OFFICERS:	Dr. Niyazi Kacira - President and CEO Maria Au - Secretary-Treasurer
REGISTERED OFFICE:	111 Lynedock Crescent Toronto, Ontario Canada M3A 2A7 Tel: (416) 383-1328 Fax: (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com
BANKERS:	Canadian Imperial Bank of Commerce Toronto, Ontario, Canada
TRANSFER AGENT:	Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, Ontario, Canada M5J 2Y1
AUDITORS:	Bolton & Bolton Unionville, Ontario, Canada
LEGAL COUNSEL:	Fasken Martineau DuMoulin LLP Toronto, Ontario, Canada
STOCK EXCHANGE LISTING:	TSX Venture Exchange Symbol: ATI
U.S.A.:	SEC RULE 12g3-2(b) EXEMPTION NO.: 82-2950